October 26, 2020

Ms. Michelle Miller

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             X Financial

Form 20-F for Fiscal Year Ended December 31, 2019

Filed June 4, 2020

Comment Letter Dated September 14, 2020

File No. 001-38652

Dear Ms. Miller and Mr. Brunhofer:

We provide the following response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 14, 2020 with respect to the Form 20-F for the fiscal year ended December 31, 2019 of X Financial (the “Company”), which was filed on June 4, 2020 (the “2019 20-F”).

For your convenience, the Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Results of Operations

Net Revenues, page 94

1.              We note your response to prior comment 1 and your revised proposed disclosure that loan facilitation service fee under the direct model decreased from RMB 2,957.6 million to RMB 1,986 million in 2019 due to the fact that loans you facilitated in 2019 were funded by more institutional investors through intermediary model and funded through more newly established consolidated trusts administered by unrelated third-party trust companies. Please address the following:

•                  Enhance your proposed disclosure to address the impact of changes in government policy with regard to allowable investors and loan funding in 2019; and

•                  Enhance your proposed disclosure to explain why Xiaoying credit loan revenue of more than RMB 1,063 million facilitated through the direct model was forgone for less revenue recognized through the intermediary model and financing income combined, considering also the decline in outstanding loans facilitated from RMB 20,849 at December 31, 2018 to RMB 17,267 at December 31, 2019 as presented on page 52.

Provide us with your enhanced proposed disclosure.

Response: The Company respectively advises the Staff that financing income derived from the loans facilitated through Consolidated Trusts are recognized over the life of the underlying loans using the effective interest method instead of being recognized at which time the facilitation service is considered completed. As a result, the decrease in Xiaoying Credit Loan revenue under the direct model in 2019, as compared to such revenue under the direct model in 2018, was less than the increase in Xiaoying Credit Loan revenue under the intermediary model and financing income combined in 2019, taking into account a modest decline in the loan facilitation amount of Xiaoying Credit Loan.

The Company intends to include in the future filings of Form 20-F the following enhanced disclosure to replace the current disclosure on page 94 of the 2019 20-F: “Loan facilitation service fee under the direct model decreased from RMB2,957.6 million in 2018 to RMB1,986.0 million (US$285.3 million) in 2019. The decrease was primarily due to (i) our gradual shift in funding from individual investors to institutional investors since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry, as a result of which more loans were funded by institutional investors through newly established Consolidated Trusts where the revenue associated with such Consolidated Trusts were recorded as financing income over the life of the underlying loans using the effective interest method instead of being recognized at which time the facilitation service is considered completed, and (ii) a decrease in the loan facilitation amount of Xiaoying Credit Loan as a percentage of our total loan facilitation amount from 88.5% in 2018 to 75.6% in 2019, the service fee rates of which are generally higher than other products.”

The Company also intends to include in the future filings of Form 20-F the following enhanced disclosure in “Risk factors—Risks Relating to Our Business and Industry—Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured”: “Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional investors since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. Since January 2020, we have ceased funding from our individual investors through Xiaoying Wealth Management platform. In the future, we plan to further diversify our funding sources with a focus on institutional investors, such as banks, trust funds, and micro-lending companies.”

Disaggregation of Revenues, page F-17

2.              We note from your response to prior comment 1, that funding sources can directly impact revenues recognized. In future filings, please enhance your disaggregated revenues to disclose revenues by funding source, e.g. individual investors, corporate investors, institutional funding partners. Refer to ASC 606-10-50-5. Provide us with your enhanced proposed disclosure.

Response: According to ASC 606-10-50-5, an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company respectfully advises the Staff that either through the direct model or intermediary model, the Company acts as an intermediary to connect investors and borrowers and charges a service fee to borrowers. The Company determined the total transaction price to be the service fees which are chargeable from the borrowers. There is no gain or loss on the sale for the transfer of loans under intermediary model (non-trust model). Net revenue of facilitation service and post-origination service under intermediary model was recognized based on the transaction price in the same manner as net revenue of facilitation service and post-origination service under the direct model. The service fee is affected by a variety of factors, including the borrowers’ creditworthiness and ability to repay, the competitive landscape of the industry, the Company’s access to funding sources of loans it facilitates, regulatory requirements, changes in product and service mix and changes to borrower engagement initiatives.

Under the non-trust model, revenues were recorded as loan facilitation service fee under either direct model or intermediary model depending whether the Company initially provides credit to borrowers using its own funds through an intermediary and subsequently selling the loans. Whether the funding source comes from individual investors or corporate investors or institutional investors has little impact on the nature, amount or timing of the revenues recognized or any cash flows related.  Moreover, the Company actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. Therefore, the Company believes that further disaggregation of loan facilitation service fees by funding sources from individual investors or corporate investors or institutional investors under non-trust model does not necessarily serve the purpose of helping investors understand the Company’s financial performance.

For the loans facilitated through the Consolidated Trusts, the fees the Company charges, including interest income and service fees generated from providing the loan facilitation, guarantee and post-origination services to the investors of the Consolidated Trusts, are recognized as financing income over the life of the underlying loans using the effective interest method, which have already been differentiated from loan facilitation service fees in the 2019 20-F.

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on the Company’s platform, commission fees for introducing borrowers to other platforms, membership fee and commission fees from Xiaoying Online Mall, which are not relevant to the funding sources.

Note 2. Summary of Significant Accounting Policies

Loans Receivable from Xiaoying Credit Loans and Revolving Loans, page F-25

3.              We note your response to prior comment 2 and that loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans represent loans you acquired from unaffiliated third parties who were the initial lenders acting as the intermediary and that while you do not intend to retain these loans, because they do not have an associated credit enhancement provided by qualified institutional partners such as ZhongAn, they are currently not marketable. Please enhance your proposed disclosure to clarify the following:

•                 When and how you acquired these loans;

•                 Your basis for concluding that these loans are not prohibited under the Interim Measures;

•                 That you believe these loans are not marketable to others without credit enhancements;

•                 The weighted average term of the underlying loans;

•                 That these loans are not covered under the New ZhongAn Model since you state that for most newly facilitated Xiaoying Card Loans and Xiaoying Revolving Loans your exposure is limited to the contractual guarantee fee; and

•                 How the acquisition of these loans is reflected in your cash flow statement.

Response: The Company intends to include in the future filings of Form 20-F the following enhanced disclosure with respect to the accounting policies regarding loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans:

“For those loans that the Group provides credits to borrowers using its own fund but fail to have certain marketing plans to transfer, they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans at amortized cost.

“As of December 31, 2019, loans that were unable to be transferred to external investors in a transaction qualifying for sale accounting amounted to RMB289,553,016 (US$41,591,688) and were recorded in “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheet.

“Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans refer to those loans that the Group acquired from unaffiliated third parties who were the initial lenders of such loans. The Group believes that acquiring loans from unaffiliated third parties is not prohibited under the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”) because the Interim Measures prohibit an online finance information intermediary from providing its own funds to borrowers on the platform directly but do not prohibit an online finance information intermediary acquiring loans from others. The Group acquired loans from unaffiliated third parties who were the initial lenders of such loans in 2019. Such loans had a weighted average term of 10 months and a remaining weighted average term of 7 months as of December 31, 2019. The loans were initially recognized as “Loans held for sale” as the Group did not have intention to retain such loans. The loans were not covered by any credit enhancement from qualified institutional partners. And the Group had no ability to transfer out the loans without recourse to the Group due to the illiquid market. Therefore, as of December 31,2019, the Group reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing its ability to transfer these loans. The acquisition and the collection of the loans was reflected in “Origination of loans held for sale” and “Sales and maturity of loans held for sale” in the cash flow statement.”

Note 4. Prepaid Expenses and Other Current Assets, page F-35

4.              We note your response to prior comment 4. Please address the following:

•                 You state that with regard to the two loans for which you acquired the earnings rights, that Jiangxi Ruijing has no earning rights and takes no risks related to the underlying loans. Tell us and enhance future filings, who is obligated legally to absorb the credit risk and how it is recognized;

•                 We note that in 2019 you recognized an impairment loss of RMB 12,538,280 on your long-term investments, presumably related to Jiangxi Ruijing as well as a gain from equity in affiliates, net of tax, of RMB 17,459,899. Tell us and enhance future filings to explain the basis for the impairment despite the current period gain and disclose the amount of your underlying equity in net assets in Jiangxi Ruijing. Refer to ASC 323-10-50-3(a)(3); and

•                 You state that the loans are secured by pledged shares of the borrower’s controlling shareholder and that the corresponding value of cash and securities on balance sheet of that company are much higher than the loan principal. Please disclose the amount of pledged shares, the percentage of pledged shares to related total outstanding shares and the net equity of the company for which you received the pledged shares.

Response: With respect to the Staff’s comment in the first bullet point, the Company intends to include the following enhanced disclosure in footnote (2) under note 4 (“Prepaid expenses and other current assets”) to the consolidated financial statements in the future filings of Form 20-F: “Based on the earnings right transfer agreement, the Group obtains the contractual right to receive principal and interest payments of the underlying loans through the transfer of earnings rights from Jiangxi Ruijing and is obligated legally to absorb the credit risk. Therefore, the Group recognized the earning rights as other receivable under ‘Prepaid expenses and other current assets’.”

With respect to the Staff’s comment in the second bullet point, the Company respectfully advises the Staff that the impairment recognized in 2019 was not related to Jiangxi Ruijing but another associate of the Company. There is no difference between the amount at which Jiangxi Ruijing is carried and the amount of the underlying equity in net assets. The Company intends to clarify in the future filings of Form 20-F with the following revised disclosure under note 2 (“Summary of significant accounting policies—Long-term investments”) to the consolidated financial statements: “During the year ended December 31, 2019, the Group fully impaired an equity investment in a PRC private company which mainly operates computer services, advisory, and car leasing &financing, amounting to RMB12,538,280 (US$1,801,011), as the investee was unable to sustain an earnings capacity that would justify the carrying amount of the investment and the Group considered that such impairment is other than temporary.”

With respect to the Staff’s comment in the third bullet point, the Company intends to clarify in the future filings of Form 20-F with the following enhanced disclosure under note 4 (“Prepaid expenses and other current assets”) to the consolidated financial statements: “The total number of the pledged shares was 100, which represent 100% of the total outstanding shares of a British Virgin Islands (“BVI”) company controlled by the borrower’s controlling shareholder. The net equity of the BVI company as of December 31, 2019 was RMB116.6 million.”

For ease of the Staff’s review, the Company has presented a track changes version to its current disclosure under footnote (2) of note 4, which includes some disclosure from the 2019 20-F:

In 2019, the Group purchased earnings rights of two loan assets from a related party without recourse (Note 10). The principal of the two underlying loans amounted to RMB100 million (Loan#1) and RMB280 million (Loan#2), respectively. Based on the earnings right transfer agreement, the Group obtains the contractual right to receive principal and interest payments of the underlying loans through the transfer of earnings rights from Jiangxi Ruijing and is obligated legally to absorb the credit risk. Therefore, the Group recognized the earning rights as other receivable under “Prepaid expenses and other current assets”.

The original maturity for Loan#1 was from January 31, 2019 to January 30, 2020, and the interest rate applied is 15.6%. On January 30, 2020, Loan#1 had been partially repaid by RMB30 million, and the maturity date of remaining RMB70 million had been extended to October 30, 2020. The loan was secured by pledged shares provided by the borrower’s controlling shareholder. The total number of the pledged shares was 100, which represent 100% of the total outstanding shares of a British Virgin Islands (“BVI”) company controlled by the borrower’s controlling shareholder. The net equity of the BVI company as of December 31, 2019 was RMB116.6 million.

The original maturity for Loan#2 was from May 9, 2019 to November 9, 2019, and the interest rate applied is 8%. As of date of this report, the maturity date of the entire Loan#2 had been extended to November 9, 2020. The loan was guaranteed by borrower’s shareholder.

As of December 31, 2019, the Group considered there was no impairment allowance needed for the earnings rights associated with loan assets.

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at +86-13910503629 (frank.zheng@xiaoying.com) or Mr. Li He of Davis Polk & Wardwell LLP at +852-2533-3306 (li.he@davispolk.com). Thank you very much for your assistance.

Sincerely,

/s/ Frank Fuya Zheng
Name:	Frank Fuya Zheng
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP